<SEQUENCE>1
<FILENAME>zz_sc13ga.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				        (Amendment No. 1)*

                           	  Sealy Corporation
                                (Name of Issuer)

                      	 Common Stock, par value $0.01 per share
                          (Title of Class of Securities)

						812139301
                                 (CUSIP Number)

                                December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 812139301                  13G/A                   Page 2 of 6 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
STOCK         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     343,763 shares of 8% Convertible Preferred Stock due 7/15/2016 convertible into 11,307,396 shares of Common Stock (see Item 4)

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     343,763 shares of 8% Convertible Preferred Stock due 7/15/2016 convertible into 11,307,396 shares of Common Stock (see Item 4)

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            343,763 shares of 8% Convertible Preferred Stock due 7/15/2016 convertible into 11,307,396 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.67%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

CUSIP No. 812139301                  13G/A                   Page 3 of 6 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     343,763 shares of 8% Convertible Preferred Stock due 7/15/2016 convertible into 11,307,396 shares of Common Stock (see Item 4)

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     343,763 shares of 8% Convertible Preferred Stock due 7/15/2016 convertible into 11,307,396 shares of Common Stock (see Item 4)

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            343,763 shares of 8% Convertible Preferred Stock due 7/15/2016 convertible into 11,307,396 shares of Common Stock (see Item 4)

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.67%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

CUSIP No. 812139301                  13G/A                   Page 4 of 6 Pages
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This Amendment No. 1 (this 'Amendment') amends the statement on Schedule 13G filed on February 6, 2012 (the 'Original Schedule 13G' and the Original 13G as amended, the 'Schedule 13G') with respect to the shares of common stock, par value $0.01 per share (the 'Common Stock') of Sealy Corporation, a Delaware corporation (the 'Company'). Capitalized terms used herein are not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 2, 3 and 4 in their entirety as set forth below.


Item 2(a).  Name of Person Filing

	This statement is filed by Hudson Bay Capital Management, L.P. (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Investment Manager and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017


Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.01 per share (the 'Common Stock')


Item 2(e)   CUSIP Number

      	812139301
CUSIP No. 812139301                  13G/A                   Page 5 of 6 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 23, 2013, indicates that the total number of outstanding shares of Common Stock on January 18, 2013 was 105,636,502. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion of the reported Convertible Preferred Stock (the 'Reported Preferred Stock'). The number of shares of Common Stock into which the Reported Preferred Stock is convertible that is disclosed on rows (6), (8) and (9) of the Reporting Persons' cover pages is determined based on the Conversion Rate of 32.8930 for every share of Reported Preferred Stock that is beneficially owned.

	The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

CUSIP No. 812139301                   13G/A                  Page 6 of 6 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 7, 2013


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	 Sander Gerber
Title: Authorized Signatory




/s/ Sander Gerber
SANDER GERBER
[A1]Please confirm this expiration date is correct. The initial 13G filed on 02/06/2012 reported 8% Convertible Preferred Stock due 7/15/2012.






DOC ID-17730909.3